UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-14626

CUSIP NUMBER
(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D	20440T201
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brazilian Distribution Company (Companhia Brasileira de Distribuição)

Full Name of Registrant
N/A
Former Name if Applicable

Avenida Brigadeiro Luiz Antonio, 3,142
Address of Principal Executive Office ( Street and Number )

São Paulo, São Paulo, 01402-901, Brazil
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in a notice to the market issued by Companhia Brasileira de Distribuição (the “Company”) on December 18, 2016 and furnished on a Form 6-K with the United States Securities and Exchange Commission (“SEC”) on the same date, Cnova N.V. (“Cnova”) engaged legal advisors and external forensic accountants to perform a review of issues at Cnova’s Brazilian subsidiary (“Cnova Brazil”).   The Company consolidates the financial information of Cnova.

On February 24, 2016, the Company timely issued its financial statements as of and for the year ended December 31, 2015 (the “2015 Financial Statements”) with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).  In addition, the Company has substantially completed its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “GPA 2015 Form 20-F”).  However, on April 12, 2016, Cnova announced that it would be unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “Cnova 2015 Form 20-F”) within the prescribed time period due to the ongoing internal review at Cnova Brazil.  The filing of the GPA 2015 Form 20-F is expected to occur promptly after the Cnova 2015 Form 20-F is filed.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file the GPA 2015 Form 20-F. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including, among other things, the discovery of additional information relevant to the Cnova Brazil internal review, the timing of the conclusions concerning matters relating to the Cnova Brazil internal review, the timing of information required for the Company to consolidate Cnova in its financial statements, the timing and conclusion of the audit of the Company’s 2015 financial statements by its independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, and the risk that the completion and filing of the GPA 2015 Form 20-F will take longer than expected. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mr. Christophe Hidalgo	+55 11	3886-0421
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).                            ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                     [☑ Yes ☐ No]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, in light of Cnova’s pending internal review and external audit, the Company is currently unable to make a reasonable quantitative estimate of the effects that will occur from ultimate resolution of these issues.

Companhia Brasileira de Distribuição
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 3, 2016	By:	/s/ Christophe Hidalgo
Christophe Hidalgo
Chief Financial Officer